Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 100 North Tryon Street, 42nd Floor Charlotte, North Carolina 28202 Tel: 704.417.3000 Fax: 704.377.4814 www.nelsonmullins.com	B.T. Atkinson (Admitted in NC & SC) Tel: 704.417.3039 Fax: 704.417.3257 bt.atkinson@nelsonmullins.com

December 23, 2016

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Carolina Financial Corporation
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of our client Carolina Financial Corporation (the “Company”), please find transmitted herewith a Registration Statement on Form S-3 relating to the potential sale of securities by the Company on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

If you have any questions or comments related to this filing, please contact B.T. Atkinson of Nelson Mullins Riley & Scarborough, LLP at (704) 417-3039 or electronic mail at bt.atkinson@nelsonmullins.com. Please copy William A. Gehman, III, Executive Vice President and Chief Financial Officer of the Company, at bgehman@haveanicebank.com on any written comments.

Very truly yours,

/s/ B.T. Atkinson

B.T. Atkinson

cc:	William A. Gehman, III
Executive Vice President and Chief Financial Officer
Carolina Financial Corporation

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